

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Png Bee Hin
Chief Executive Officer
IMMRSIV Inc.
1004, Toa Payoh North #04-12
318995
Republic of Singapore

> **Re: IMMRSIV Inc.**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed March 25, 2024**
> **File No. 333-269055**

Dear Png Bee Hin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Form F-1 filed March 25, 2024

Recent Developments, page 5

1. Please file as an exhibit your new framework agreement with the Singapore Ministry of Defence for the LEARNet project or tell us why you believe you are not required to do so. Refer to Item 8 of Form F-1.

Dilution, page 38

2. Complete the disclosure under Dilution and provide any missing information elsewhere in your filing such as under Use of Proceeds, in a pre-effective amendment to your Form F-1.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Ding